UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thomas H. O'Brien
   The PNC Financial Services Group, Inc.
One PNC Plaza, 2nd Floor
249 Fifth Avenue
   PA, Pittsburgh 15222-2707
2. Issuer Name and Ticker or Trading Symbol
   The PNC Financial Services Group, Inc. (PNC)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   4/22/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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$5 Par Common Stock |3/31/ |      |G   |V|5731.00           |D  |           |388769.00          |D     |                           |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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$5 Par Common Stock |1/24/ |      |J   |V|107.00            |A  |           |10339.00           |I     |401(K) Plan                |
                    |2003  |      |2   | |                  |   |           |                   |      |                           |
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$5 Par Common Stock |      |      |    | |                  |   |           |1000.00            |I     |By Spouse 3                |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Phantom Stock|        |1/24/ 2|      |J   |V|6.00       |A  |     |     |$5 Par Commo|6.00   |       |            |I  |Deferred Sto|
 Unit (1-for-|        |003    |      |4   | |           |   |     |     |n Stock     |       |       |            |   |ck Unit Plan|
1)           |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock|        |4/22/ 2|      |A   | |1000.00    |A  |     |     |$5 Par Commo|1000.00|       |1589.00     |I  |Deferred Sto|
 Unit (1-for-|        |003    |      |5   | |           |   |     |     |n Stock     |       |       |            |   |ck Unit Plan|
1)           |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock|        |3/31/ 2|      |J   |V|390.00     |A  |     |     |$5 Par Commo|390.00 |       |36604.00    |I  |Supplemental|
 Unit (1-for-|        |003    |      |6   | |           |   |     |     |n Stock     |       |       |            |   | ISP        |
1)           |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Non-Employee |44.635  |4/22/ 2|      |A   | |2000.00    |A  |4/22/|4/22/|$5 Par Commo|2000.00|       |2000.00     |D  |            |
Director Non-|        |003    |      |7   | |           |   |2004 |2013 |n Stock     |       |       |            |   |            |
Statutory Sto|        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
ck Option    |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents the aggregate number of shares included in eleven personal gifts of 521 shares.
2. These shares were acquired pursuant to the PNC Incentive Savings Plan.
3. The reporting person disclaims ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.
4. Phantom Stock units received as dividend equivalents under PNC Directors Deferred Stock Unit Plan.
5. Phantom stock units awarded by the Nominating and Governance Committee pursuant to the PNC Outside Directors Deferred Stock Unit Plan.
6. The reported phantom units were acquired under PNC's Supplemental Incentive Savings Plan during the first quarter of 2003 and will be settled in cash when the reporting person ceases to be a Plan participant.
7. Non-statutory stock options will become fully vested on the first anniversary of the date of grant.
SIGNATURE OF REPORTING PERSON
Thomas H. O'Brien
Mark C. Joseph, Attorney-in-fact for Thomas H. O'Brien